UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 6, 2009
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Other Events
     On April 6, 2009, Oceanaut, Inc. (the “Company”) held a previously disclosed special meeting of its shareholders to consider and vote upon: the dissolution of the Company and the Plan of Liquidation for the Company (“Proposal 1”); and an adjournment of the shareholder meeting in the event the Company needed to solicit additional proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve Proposal 1 (“Proposal 2”). The voting results for each proposal is as follows:
•	Proposal 1 — To approve the dissolution of the Company and the Plan of Liquidation. Of the 19,800,700 votes cast by the shareholders on the proposal at the special meeting, 19,760,261 votes were cast in favor of the proposal, 2,000 votes were cast against the proposal and 38,439 votes were cast in abstention.

•	Proposal 2 — To permit the Company’s board of directors, in its discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve Proposal 1. Of the 19,800,700 votes cast by the shareholders on the proposal at the special meeting, 18,649,061 votes were cast in favor of the proposal, 1,113,200 votes were cast against the proposal and 38,439 votes were cast in abstention.
     Pursuant to Proposal No. 1 and as set forth in the Company’s Amended and Restated Articles of Incorporation, the officers of the Company will proceed to take action to dissolve the Company and distribute the funds in the Company’s trust account to those shareholders holding shares of the Company’s common stock sold in the Company’s initial public offering and to Excel Maritime Carriers Ltd. with respect to the shares of common stock included in 625,000 of the 1,125,000 of its insider units. The Company has set April 17, 2009 as the record date for determining the shareholders entitled to receive liquidating distributions. The Company has instructed its transfer agent, Continental Stock Transfer & Trust Company, to close its stock transfer books as of the close of business on April 17, 2009. The distributions are expected to be made on or about April 20, 2009.
     Pursuant to the Company’s plan of dissolution and liquidation, the distribution of approximately $8.26 per share of common stock is a payment which returns to holders of the Company’s common stock originally issued in its initial public offering (as of the record date of April 17, 2009), the amount held in trust, together with interest (net of applicable taxes). No payments will be made with respect to any of the Company’s outstanding warrants or to any of the Company’s initial shareholders with respect to the shares owned by them prior to the initial public offering except for Excel Maritime Carriers Ltd. with respect to the shares of common stock included in 625,000 of the 1,125,000 of its insider units.
     On April 6, 2009, the Company filed a press release announcing that its shareholders voted to approve the dissolution of the Company and the Plan of Liquidation. The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release issued on April 6, 2009

Signatures
          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: April 6, 2009	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer